June 7, 2005


Mail Stop 4561

Frederick L. Farrar
President
Windrose Medical Properties Trust
3502 Woodview Trace, Suite 210
Indianapolis, IN  46268

Re:	Windrose Medical Properties Trust
      Form S-3 filed May 25, 2005
      File No. 333-125213

Dear Mr. Farrar:

	This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1. We note that you appear to be registering an at the market offering of your common shares pursuant to Rule 415(a)(4) and that your proposed maximum aggregate offering price is $19,261,791. We further note that the aggregate market value of your voting stock held by non-affiliates was $163,925,175 as of February 28, 2005 as stated in Amendment No. 2 to your Form 10-K/A filed May 20, 2005. Pursuant to Rule 415(a)(4), the amount of securities registered for an at the market offering must not exceed 10% of the aggregate market value of a registrant`s outstanding voting stock held by non-affiliates. Please advise or revise your registration statement accordingly.

2.	Please be advised that we are monitoring the above
registration
statement to ensure compliance with the outstanding comments on your
Form 10-K that is currently being reviewed by staff.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jennifer Gowetski, at (202) 551-3401, or me at
(202) 551-3780 with any questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	David C. Wright, Esq. (via facsimile)
	Hunton & Williams
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Windrose Medical Properties Trust
June 7, 2005
Page 1